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                               AMERIQUEST MORTGAGE COMPANY


March 12, 1999

As of and for the year ended December 31, 1998, Ameriquest Mortgage Company has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. From January 1, 1998 through December 31, 1998, Ameriquest Mortgage Company had in effect a fidelity bond in the amount of $10,000,000 and for the same period, an errors and omissions policy in an amount between $6,200,000 and $6,425,000.

James R. Brazil
President

Elaine Stangl
Executive Vice President, Loan Servicing

John P. Grazer
Executive Vice President
Chief Financial Officer

1100  Town & Country Road. Suite 1100. Orange. CA,  92868-46420  (714) 564-0600